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                             November 2, 2023

       Jing Yuan
       Chief Financial Officer
       ZEEKR Intelligent Technology Holding Ltd
       No. 1388 Minshan Road
       Xinqi Street, Beilun District
       Ningbo, Zhejiang
       People   s Republic of China

                                                        Re: ZEEKR Intelligent
Technology Holding Ltd
                                                            Amendment No. 4 to
Draft Registration Statement on Form F-1
                                                            Submitted October
24, 2023
                                                            CIK No. 0001954042

       Dear Jing Yuan:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 filed October 24, 2023

       General

   1. We note your response to prior comment 2. We also note that you have not fully restored your disclosure to the
existing disclosure as contained in the March 23, 2023 registration statement. Please
restore your disclosure wherever applicable. Refer to our prior comment 2 in our letter
dated September 11, 2023.
 Jing Yuan
FirstName LastNameJing   Yuan Holding Ltd
ZEEKR Intelligent Technology
Comapany 2,
November  NameZEEKR
             2023        Intelligent Technology Holding Ltd
November
Page 2    2, 2023 Page 2
FirstName LastName
       Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Li He